Krys Boyle, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                  Facsimile
(303) 893-2300              600 Seventeenth Street             (303) 893-2882
                         Denver, Colorado  80202-5427


                               January 31, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 05-11
Washington, D.C.  20549

     Re: American TonerServ Corp. (formerly named "Q MATRIX, Inc.") Registration Statement on Form SB-2
          File No. 333-120688

Dear Mr. Reynolds:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated December 30, 2004 (the "Comment Letter") regarding American TonerServ Corp., formerly named "Q MATRIX, Inc." ("American TonerServe" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Prospectus Cover Page
---------------------

Comment No. 1
-------------

     Please provide pricing information on the front cover of the prospectus. If a fixed price has yet to be determined, please note that Item 501(a)(8) of Regulation S-B requires that there be a bona fide estimate of the range of the maximum offering price.

          The Company does not intend to circulate the preliminary prospectus. The language called for by Item 501(a)(10) of
     Regulation S-B that was included on the cover page of the initial
     filing has been deleted to avoid this inference.   However,
     additional pricing information has been added on the front cover page in response to this comment.

Comment No. 2
-------------

     Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item 502(b) of Regulation S-B.

          A back cover page to the prospectus has been added which includes the requested language.

Prospectus Summary, page 2
--------------------------

Comment No. 3
-------------

     Revise the introductory paragraph to indicate that you are describing the key or most significant aspects of the offering. Likewise, indicate in the introductory paragraph of "Risk Factors" that you are discussing all material risks in that section.

          The introductory paragraph to the prospectus summary has been revised, as requested.

Comment No. 4
-------------

     Please include summary financial information in this section. Indicate as well that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

          Summary financial information and a disclosure concerning the going concern qualification have been added to the prospectus summary.

Comment No. 5
-------------

     We note that you have agreed to pay the expenses related to this offering. Please disclose the amount of these expenses both here and in the Plan of Distribution section.

          The estimated amount of the expenses has been added to the prospectus summary and the plan of operations.

Risk Factors, Page 3
--------------------

Comment No. 6
-------------

     You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in particular, risk factors 5 and 9. Please revise this risk factor to clearly reflect the specific material risk to your company and your investors.

          The risk factor section has been substantially revised in response to this comment and the comments that follow.

Comment No. 7
-------------

     In most of your risk factor subheadings, you allude to a risk but do not clearly state the material risk to investors. Generally, the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. In addition, stating in the subheading that the risk may "adversely affect " your business or have an "adverse " effect on operations does not adequately address the material risk to investors. Revise your subheadings to present the risks you are addressing in concrete terms. For example, we note that risk factors 1-5 and 7-11 do not clearly state the risks and potential consequences to an investor and should be revised accordingly.

          Many of the subheadings have been revised to more clearly state the risk addressed.

Comment No. 8
-------------

     Please avoid the broad conclusion you reach in many of your risk factor narratives that the risk would have a material adverse effect on your business or operations or that your financial condition could be materially adversely affected. Instead, replace this language with specific disclosure of how your business and operations in particular would be affected. See, for example, risk factors 3, 4, 6, 7, 8 and 10.

          The risk factor discussions have been revised to include more specific disclosures about the effect on the Company's business and to eliminate broad conclusions.

Comment No. 9
-------------

     Please disclose the number of claims that have been filed against you as referenced in risk factor 3 and the amount of the various judgments sought. Update as to the status of these. You state that you believe you can settle these matters without adversely affecting your operations. Provide the basis for this belief.

          This risk factor has been revised to include the additional information requested.

Comment No. 10
--------------

     We note reference to "required funds" in risk factor 5. Please disclose the amount of funds you will require.

          The amount of funds needed is now disclosed in this risk factor.

Comment No. 11
--------------

     We note the reference to "required funds" in risk factor 5. Please disclose the amount of Funds the company will require to conduct its operations for the next 12 months. See Item 303 Reg. S-B.

          The amount of funds needed to conduct operations for the next twelve months has been added to the risk factor.

Comment No. 12
--------------

     Please advise supplementally the reason Xerox Corporation will no longer market your service agreements to their customers and why there is no assurance why Xerox will continue to do business with the company in the future.

          The risk factor relating to the Company being dependent on Xerox has been eliminated. In the past, the Company generated a significant amount of the revenue from the Xerox relationship. These revenues represented 34% and 48% of our revenues for the years 2003 and 2002, respectively. During these years, the Company actively solicited business from Xerox. With the repositioning of the Company to focus on the toner cartridge market, the Company no longer actively solicits business from Xerox.

Comment No. 13
--------------

     Given that you will need to raise additional funding, please include a risk factor addressing the dilutive affects this will have on new and existing shareholders should you raise this funding through the issuance of your securities.

          A new risk factor describing the dilutive effects of future sales of common stock has been added, as requested.

Comment No. 14
--------------

     We note the disclosure in risk factor 1, that we do not believe we can achieve profitability until we obtain additional financing and start acquiring other companies. Given the financial condition of this company please explain in detail your specific business plan and the means in which the company can make such acquisitions. In addition, please disclose if there are any preliminary agreements or understandings with respect to any acquisitions.

          Additional information about the Company's business plan has been added. There are no preliminary agreements or understandings with respect to any acquisitions.

Comment No. 15
--------------

     Please fully explain in detail this change in business strategy in the management discussion and analysis and elsewhere as appropriate. Upon receipt we may have additional comments.

          The change in business strategy is now discussed the management's discussion and analysis section.

Comment No. 16
--------------

     Given the recent change in business strategy, please provide by supplemental letter an analysis as to why Rule 419 does not apply.

          A supplemental letter from Krys Boyle, P.C. addressing Rule 419 is being provided to you.

Management's Discussion and Analysis, page 7
--------------------------------------------

     Overview
     --------

Comment No. 17
--------------

     The purpose of an "Overview" subheading is to provide investors with an executive level introduction of The Company, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. As such, a good introduction would include the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns revenue and income; the identity of the company's primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. In providing this information, it is important that it not merely duplicate what may be in other parts of the MD&A section or in the Business section of the prospectus. In this regard, consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company. Discuss the company's various operating segments and briefly discuss how each segment generates revenues for the company and the primary services and product lines offered by each. In doing so, discuss the various contract arrangements and terms offered by the company to clients and the financial impact that each type has had on your results of operations. Finally, and to the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. This latter point seems especially significant given the company's recent transition to remanufactured toner cartridges, your proposed distribution network, your proposed acquisition strategy and your apparent difficulty in raising cash. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www. sec. gov/rules/interp/33-8350.htm. See also, Item 303 of Regulation S-B.

          The "overview" portion of the MD&A section has been substan-tially revised in response to this comment.

     Results of Operations
     ---------------------

Comment No. 18
--------------

     Please revise to describe your "roll-up" acquisition strategy and the potential impact this may have on your results of operations and financial position. Discuss whether any acquisitions are probable. Please note that financial statements are required to be filed in the registration statement for acquisitions that are probable and significant. Refer to Item 310(c) of Regulation S-B.

          The "roll-up" strategy and the potential impact this will have on our results of operations is now discussed in the "overview" and "results of operations" portions of the MD&A.

Comment No. 19
--------------

     Please revise to describe clearly the specific nature of your revenue-generating activities. As indicated below in our financial statement comments, it is not clear if you are the primary obligor in your service and product arrangements or if you are functioning as an agent for third-party service providers or product vendors.

          The specific nature of our revenue-generating activities is now described on the "overview" section of the MD&A. A statement that we are the primary obligor for the service agreements has also been added to the overview.

Comment No. 20
--------------

     Please revise to discuss service revenue separately from product sales and the related cost of services and cost of products sold. Discuss service margins and product sale margins separately as well if material to an understanding of the business as a whole.

          The "results of operations" discussion has been revised to discuss service and product revenues, related costs and gross margins separately.

Comment No. 21
--------------

     Please revise to explain why annual service contracts have not been renewed in light of your disclosure that many longtime customers continue to request service. Discuss also the reasons for the "continued erosion" of the service contract business and why you opted to switch to the toner segment of the market.

          The "results of operations" discussion has been revised to describe the primary reasons for non-renewal of and erosion of some service contracts. Our reasons for focusing on the toner segment of the market are described in the "overview" section.

Comment No. 22
--------------

     Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

          We have now quantified the amount of each causal factor in discussing material changes in our financial statements.

Comment No. 23
--------------

     Expand to discuss the changes in material components of general and administrative expenses.

          The material changes are now described in greater detail in the "results of operations" discussion.

     Comparison of Year Ended 12/31/2003 to Year Ended 12/31/2002
     ------------------------------------------------------------

Comment No. 24
--------------

     Please explain the reason for the $500,000 drop in annualized service contracts. We note that there were $1.4 million of contracts in force as of December 3 1, 2003. Please compare this amount to 2002.

          The drop in annualized service contracts is now discussed under "results of operations."

Comment No. 25
--------------

     We note that many of the annual service contracts are not being renewed. Please explain the reason for this.

          The reasons for non-renewal of some of the service contracts are now discussed under "results of operations."

Comment No. 26
--------------

     Please identify the high profit margin customer that was lost in mid 2002 and the reason for the loss.

          The identity of the high profit margin customer and the reasons for the loss of this customer have been added the "results of operations" discussion.

Comment No. 27
--------------

     Please explain the reason the drop in selling, general and administrative expenses for 2003. Discuss Sales and Marketing expense separate from General and Administrative expense.

          The reasons for the drop in selling , general and adminis-trative expenses have been added to the "results of operations" discussion.

Comment No. 28
--------------

     Please explain the statement that management is "confident that the remaining staff represents the core the Q Matrix competency."

          This statement has now been deleted.

     Comparison of the Nine Months Ended 9/30/2003 to the Nine Months Ended 9/30/2004
---------------------------------------------------------------------------

Comment No. 29
--------------

     As appropriate, please incorporate here your responses to the above comments for the Year Ended 12/3 l/2003 and 12/3 l/2002.

          We have incorporated our responses to the comments listed above in the discussion of the results of operations for the nine month periods.

Comment No. 30
--------------

     In the first paragraph of this subheading, you state "[o]perating results for the nine months ended September 30, 2004 continued to reflect the necessary changes in our operations as we prepare to pursue the 'roll-up
'acquisition strategy... ."  Please elaborate on this statement and define
"roll-up."

          This discussion has been revised as requested.

Comment No. 31
--------------

     We note the decrease in revenues attributable "to the loss of a few large customers and the continued erosion of [y]our service contract business." Please identify these customers, the percentage impact the loss of their business has had, and the reason for the continued erosion in this aspect of your business.

          The explanation for the decrease in revenues is now discussed in greater detail in response to this comment.

Comment No. 32
--------------

     We note your decision to terminate a large, but unprofitable customer relationship. Please identify this customer, the reason you terminated the relationship and quantify the impact this will have.

          The name of the customer, Danka Business Systems PLC, and the reasons for the termination is now discussed.

Comment No. 33
--------------

     We note that the loss of $189,086 excludes the write-off and fees associated with preparing this registration statement. Disclose the extent of the loss including these amounts.

     The amount of the loss is now disclosed.

Comment No. 34
--------------

     Please elaborate on the last sentence beginning with "We have maintained key customer relationships. . . ."

          We have revised the sentence referred to in this comment to eliminate the use of the word "key" since we consider all of our customers to be key to our business.

Comment No. 35
--------------

     Please include a comparison of Sales and Marketing and General and Administrative expenses.

          A comparison of these expenses has been added.

     Liquidity and Capital Resources
     -------------------------------

Comment No. 36
--------------

     Please disclose the amount of cash on hand as of the most recent practicable date.

          The amount of cash on hand as of the most recent practical date is now disclosed.

Comment No. 37
--------------

     Please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

          The amounts need over the next 12 months to cover budgeted expenses has been added to this discussion.

Comment No. 38
--------------

     Please identify the major customer that had excessive service costs and quantify the amount of these costs and their impact on liquidity and cash flows.

          The name of the major customer and the amount of the impact are now disclosed.

Comment No. 39
--------------

     We note your disclosure describing that a major customer had excessive unanticipated costs associated with a very large contract. Revise to explain the reasons for these costs, explain the facts and circumstances surrounding the $136,000 write-off of all or part of this customer's receivable. Be sure to explain why the "excessive unanticipated" costs were limited to this one customer and did not extend to other customers.

          Disclosures concerning the reasons for the loss and the circumstances surrounding it have been added.

Comment No. 40
--------------

     Please identify your Preferred Service Providers and fully discuss all debts owed by company. Such disclosure would include the identity of the parties, the principal amounts outstanding, time to maturity, interest rates and all efforts undertaken or planned to satisfy payment obligations. File all notes as exhibits.

          Additional information about the amounts owed to the Preferred Service Providers in now disclosed in the first paragraph under "Liquidity and Capital Resources."

Summary of Cash Flows, page 9
-----------------------------

Comment No. 41
--------------

     Explain the reasons for the significant changes in current assets and liabilities, such as accounts payable, accounts receivable and deferred revenue.

          The reasons for the significant changes are now explained the discussion of cash flows.

Business, Page 10
-----------------

     Overview
     --------

Comment No. 42
--------------

     Include a discussion of the business development for the company and its predecessor(s), including the identity of all promoters, control persons and affiliates and the dates and places of incorporation. See Item 101(a)(3) of Regulation S-B.

          Additional information has been about the business development of the Company has been added. There has been no material reclassifi-cation, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business during the past three years.

Comment No. 43
--------------

     In the fifth paragraph, you state, "We believe we are uniquely positioned to service and support customers on a nationwide basis." Please provide the basis for this belief. In addition, explain the rationale behind this statement given your transition to the remanufactured toner market and apparent move away from service and support contracts.

          The discussion about the Company's plan to enter into the re-manufactured toner business has been substantially revised, and now includes additional information about the rationale for this decision.

Comment No. 44
--------------

     Under "Re-Manufactured Toner Cartridges" on page 11, please identify your selected re- manufactures and indicate the availability of remanufactured cartridges from sources other than those you have identified.

          A detailed explanation of our relationships with re-manufac-turers of toner cartridges and the availability of other sources has been added.

     Competition
     -----------

Comment No. 45
--------------

     Please indicate your competitive position in the industry as required by 101(a)(b)(4) of Regulation S-B.

          A description of our competitive position has been added, as requested.

Comment No. 46
--------------

     Either substantiate or delete your statement that "no other company is as well positioned to accomplish [the] roll-up strategy" as you.

          The statement has been revised to more clearly state management's beliefs concerning its position.

     Proposed Acquisition Strategy
     -----------------------------

Comment No. 47
--------------

     Please explain the basis for your statement that "management believes that there is practically no existing exit strategy for 75 % of companies in the market."

          This statement was deleted and the paragraph has been revised to more clearly reflect management's beliefs concerning the opportunity to acquire targeted companies.

     Legal Proceedings
     -----------------

Comment No. 48
--------------

     Please disclose the payment dates for the $50,000 settlements. File the settlement agreements as exhibits.

          Additional information about the status of the settlements has been added. There are currently settlement agreements for two of the proceedings, one of which has now been fully paid, and the other has only $4,000 remaining to be paid. As a result, the Company does not consider these agreements to be material contracts, and they have been filed as Exhibits 99.1 and 99.2 to the registration statement.

     Intellectual Property
     ---------------------

Comment No. 49
--------------

     Please describe and list all intellectual property rights as required by
Item 101(b)(7) of Regulation S-B.

          A statement concerning intellectual property is now included.

     Research and Development [new heading]
     --------------------------------------

Comment No. 50
--------------

     Please provide the disclosure required by Item 101 (b)(10) of Regulation S-B regarding research and development.

          A statement concerning research and development is now included.

Management, page 16
-------------------

     Executive Officers and Directors
     --------------------------------

Comment No. 51
--------------

     If any of your officers do not anticipate devoting all of their time to company business, please disclose in percentage terms the amount of time they will contribute. In this regard, we note that certain officers are also engaged in outside endeavors.

          Disclosures concerning the amount of time devoted or to be devoted by the officers have been added, as requested.

Comment No. 52
--------------

     For each director holding outside directorships, please indicate those companies that are "reporting companies. See "Item 401(a) (5) of Regulation S-B

          Please be advised that none of the directors serve as directors of any reporting companies.

Executive Compensation, page 19
-------------------------------

Comment No. 53
--------------

     Under "Option/SAR Grants in Last Fiscal Year," please explain the column headings "5% ($)" and "10% ($)."

          The referenced columns have been deleted since they are not required by Item 402(c) of Regulation SB. As a result it is not necessary to explain the headings.

Comment No. 54
--------------

     Under "Employment Arrangements" on page 20, we note that certain officers will receive compensation adjustments upon completion of an equity offering. Please clarify whether "equity offering" refers to a primary offering by the company. In addition, please disclose that Mr. Klinger will receive a $40,000 signing bonus once a PIPE offering has been completed.

          The discussions concerning an equity offering has been revised to make it clear that the offering would be a primary equity offering of the Company.

          We have added a disclosure about the signing bonus Mr. Klingler would receive. Although his letter agreement refers to a PIPE offering, it is understood that it would be paid upon the completion of any equity offering by the Company in which a minimum of $1 million is raised.

Security Ownership of Certain Beneficial Owners and Management, page 22
-----------------------------------------------------------------------

Comment No. 55
--------------

     Please provide the beneficial ownership amounts as of the most recent practicable date. See Item 403(b) of Regulation S-B.

          The beneficial ownership table has been updated, as requested.

Comment No. 56
--------------

     Please update the tabular information to the latest practicable date.

          The beneficial ownership table has been updated, as requested.

Certain Transactions, page 24
-----------------------------

Comment No. 57
--------------

     Please provide the disclosure required by Item 404(d) of Regulation S-B.

          The Company was incorporated in 1995 and has been engaged in business operations since 1995. Item 404(d) only applies to issuers that were organized within the last five years. Since Item 404(d) is not applicable, no changes have been made in response to this comment.

Selling Security Holders, page 27
---------------------------------

Comment No. 58
--------------

     Please indicate if any of your selling shareholders in this prospectus are broker-dealers or affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer, 1) purchased your securities in the ordinary course of business; and 2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

          The Company has been advised by Hanover Capital Corporation that it is not a broker-dealer, nor is it an affiliate of any broker dealers. A disclosure concerning this has been added.

Comment No. 59
--------------

     Please describe any material relationships the selling shareholder has had with company or any other predecessor or affiliates within the past 3 years. See Item 506 of Regulation S-B.

          Other than the consulting agreement which is described under "Certain Transactions," the selling shareholder has not had any material relationships with the Company.

Plan of Distribution, page 26
-----------------------------

Comment No. 60
--------------

     Briefly discuss the requirements and limitations imposed by Regulation M.

          A brief discussion of the applicable provisions of Regulation M has been added.

Description of Securities, page 31
----------------------------------

Comment No. 61
--------------

     The statement that any common stock offered will be "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

          The referenced statement has been deleted.

Comment No. 62
--------------

     As appropriate, please include disclosure regarding your status as a "penny stock "and describe the implications and requirements as such.

          A discussion of the "penny stock" rules has been added.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities [new heading]
-----------------------------------------------------------------------

Comment No. 63
--------------

     Please provide the disclosure required by Item 510 of Regulation S-B.

          This disclosure has been added.

Financial Statement Comments
----------------------------

Statements of Operations, F-3
-----------------------------

Comment No. 64
--------------

     Disclose service revenues separately from product sales and segregate the related cost of sales also.

          We have added a break-out of the revenues in the financial statements, as requested.

Comment No. 65
--------------

     We note that the total number of shares outstanding as of December 31, 2003 is identical to the weighted average number of shares outstanding for both 2002 and 2003. This does not appear to be appropriate given the activity that occurred during 2003 (conversions of preferred stock to common stock). The pro forma numbers that you have presented, i.e., as if the preferred stock had been converted on January 1, 2002, does not comply with the requirements of SFAS 128. Please revise to present the actual historical number of weighted average shares outstanding for both 2002 and 2003 and recalculate historical loss per share.

          We have made revisions to comply with SFAS 128 and have presented the actual weighted average number of shares and recalculated the loss per share.

Comment No. 66
--------------

     Disclose the significant components of General and Administrative Expense on the face of the statement of operations or in a note thereto.

          We have added a note on General and Administrative expenses, as requested.

Statement of Stockholders' Deficit, F-4
----------------------------------------

Comment No. 67
--------------

     We noted that 24,888 shares of common stock were purchased in 2002 in conjunction with the exercise of stock options. We do not see this transaction reported within the option roll-forward in Note 1 (F-8). Please reconcile and revise.

          We have corrected the wording on page F-4. This transaction involved the issuance of common stock at $0.25 per share (not the exercise of options).

Statement of Cash Flows, F-5
----------------------------

Comment No. 68
--------------

     Please revise to present the provision for doubtful accounts, on a gross basis, as an adjustment in the reconciliation of net loss to cash flows used in operations.

          We have made the requested changes to the financial statements to reflect the doubtful accounts on a gross basis.

Comment No. 69
--------------

     Please provide disclosure of all non-cash activity in a supplemental schedule of the statement of cash flows or within the notes to the financial statements for all periods presented, as required by SFAS 95.

          We have complied with the request and added supplemental schedules at the bottom of the statement of cash flows on page F-5.

Notes to Financial Statements
-----------------------------

General
-------

Comment No. 70
--------------

     Please disclose your policy for determining the allowance for doubtful accounts. Consider adding disclosure to clarify that your receivables are recorded at their net realizable value, and confirm to us that this is the case.

          We have provided the information requested in Note 1 under "Fair Value of Financial Instruments." Accounts receivable are shown net of allowance for doubtful accounts. In determining the allowance for doubtful accounts, the Company uses specific identification, which includes a reserve on older balances that are disputed or in cases where the Company has knowledge of a potential customer payment issue. In the Company's history, actual loss experience has been limited to very few bad debts.

Comment No. 71
--------------

     Please disclose your policy for cash and equivalents.

          We have provided the requested disclosure in Note 1 under "Cash and Cash Equivalents."

Note 1. Summary of Significant Accounting Policies:
--------------------------------------------------

Fair Value of Financial Instruments, F-6
----------------------------------------

Comment No. 72
--------------

     We note your disclosure that your capital leases approximate fair value. Please tell us supplementally where the capital leases are recorded within the accompanying balance sheet. In addition, please provide disclosure of the related capital leases as required by SFAS 13.

          The Company does not have any capital leases. The reference to "capital leases" has been removed.

Revenue Recognition, F-7
------------------------

Comment No. 73
--------------

     The disclosures in the Business section suggest that instead of assuming responsibility as the primary obligor under the service contracts, you may only be offering services that are actually provided by third-party service providers. Explain supplementally who (you or the Preferred Service Provider or other provider) is primarily responsible for providing the service requested by the customer. Explain the compensation arrangement between you and the service provider, e.g., who determines the amount of the fee to be charged to the customer, and how the fee is split between you and the service provider. Explain the terms of the unwritten "mutual understanding" between you and the Preferred Service Providers with respect to service levels and cost. Supplementally address each indicator of both gross and net reporting as set forth in EITF 99-19 and explain how you analyzed the consensus in concluding that revenue should be reported on a gross basis. We may have further comment upon review of your response.

     General Comments on the Nature of the Contract Fulfillment
     ----------------------------------------------------------

          The service contract is between The Company and the customer.
     The Preferred Service Provider ("PSP") is not a party to the contract and has no knowledge of the agreement or any obligation to perform
     services for the customer.   The Company is wholly responsible for
     providing any and all service required under the contract, and bears the burden of all risk of profit or loss. All of the Company's agreements are either full service contracts (wherein the Company provides a fixed fee estimate to service equipment based on its actuarial tables on machine failures) or time and materials where we provide a specific rate for certain items. The Company has elected to perform the underlying work through PSPs (3rd party contractors) for the fulfillment of our customer obligation as opposed to building a
     nationwide network of repair employees.   We have negotiated hourly
     rates with these PSPs to perform certain service tasks on specific equipment. We use them as we see fit to meet the obligations of our contract when there is an equipment failure. If there is no failure, they perform no work and receive nothing from the contract. If there are more failures than expected, they get paid for the work performed and The Company bears the risk of loss.

          The Company performs all billing and collects all funds. We determine 100% of the fee for the customer and we do not split any of the customer fees with the PSP (as noted above, they are paid only for services rendered).

     Specific Comments on EITF 99-19
     -------------------------------

     EITF 99-19 addresses the issue of whether a company should report revenue based on the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee.

     1.  SEC Considerations

          a.  "Acts as the principal in the transaction"   As noted above, the
Company sells the service, issues the contract and manages the relationship. The PSP has no knowledge of the customer or the service agreement.

          b.  "Takes title to the products"   Over 95% of the current the
Company revenues is service related. There is no product. On the toner cartridge sales, the Company takes title to the product (and most often will brand or repackage labeling).

          c.  "Has risks and rewards of ownership"   As noted above, the
Company has full risk on the profit (or loss) on any of its contracts. PSPs have no risk and are paid fees for services rendered.

          d.  "Acts as an agent or broker"   The Company is the principal in
all transactions.  Profit or loss is not fixed and there are no commissions in
the transactions.   PSPs act as subcontractors.  On any given contract, the
Company typically has 2-4 service providers in any given market that it can dispatch for a service call. There is no contractual obligation to use a specific PSP on a specific contract.

     In EITF 99-19, sections 7 - 14 provide a list of "indicators" relating to Gross Revenue Reporting. The Company has analyzed these indicators as follows:

     7.  "The company is the primary obligor in the arrangement."   YES. The
Company is the sole obligor in the arrangement.

     8. "The company has general inventory risk (before customer order is placed or upon customer return)". YES. For contracts involving toner cartridges, the Company takes possession and assumes all return risk.

     9. "The company has latitude in establishing pricing". YES. The Company has 100% latitude on contract and toner pricing.

    10. "The company changes the product or performs part of the service." YES. The Company changes all levels of service and terms of the maintenance contracts. On toners, it is often relabeled and in certain cases includes the The Company service packaging.

    11.  "The company has discretion in supplier selection".  YES.   As noted
in the previous response (1.4), the Company typically has 2-4 service providers in any given market that it can dispatch for a service call.

    12.  "The company is involved in the determination of product or service
specifications".  YES.   The Company determines all pricing and service/toner
packaging for the customer. No PSPs are involved in the design or pricing policy and underlying product and service.

    13.   "The company has physical loss inventory risk (after customer order
or during shipping)".  YES.   There is no inventory risk for the company's
service. For the toner cartridges, which today represent a small percentage of revenues, the Company transfers ownership to the customer upon delivery.

    14.  "The company has credit risk."  YES.   The Company has full risk on
the profit (or loss) on any of its contracts. PSPs have no risk and are paid fees for services rendered.

     In EITF 99-19, sections 15 - 17 provide a list of "indicators" relating to Net Revenue Reporting. The Company has analyzed these indicators as follows:

    15.  "The supplier (not the company) is the primary obligor in the
arrangement   NO.  The supplier has no contractual obligations in the customer relationship. The Company is responsible for all service and support (and decides on which PSP to use at the time of actual service calls during the life of the contract).

    16. "The amount the company earns is fixed (regardless of amount billed to the customer) - NO. The Company profits vary with both the amount of billing and the actual costs of providing underlying service.

    17. "The supplier (and not the company) has credit risk - NO. PSPs have no credit risk and are paid for services rendered whether or not the Company collects from the customer (or makes money on the contract).

CONCLUSION: THE COMPANY BELIEVES THAT BASED ON ITS BUSINESS OPERATIONS AND THE DETAILED ANALYSIS OF EITF 99-19 THAT IT SHOULD RECORD ALL REVENUES GROSS.

Comment No. 74
--------------

     Please also address each indicator of both gross and net reporting as set forth in EITF 99-19 with respect to sales of remanufactured toner cartridge and explain how you analyzed the consensus in concluding that product sales should be reported on a gross basis.

          The "indicators" set forth in EITF99-19 for both service and tone have been addressed above under Comment No. 73.

Comment No. 75
--------------

     Assuming gross reporting is the correct method of accounting for your contracts, your disclosures in the Critical Accounting Policies section of Management's Discussion and Analysis suggest that you are using construction contract accounting as contemplated by SOP 81-1 to account for your service contracts. Please note that service transactions are beyond the scope of SOP 81-1 and that SAB 104 is the appropriate literature that governs your method of revenue recognition. We note that the initial entry for the service contract occurs prior to the contract being billable, or prior to you having an unconditional right to receive cash. Accordingly, it appears that you should not record any revenue (deferred or recognized) until all of the applicable guidance of the SAB are met. Specifically, no entry should be made prior to the contract becoming billable. Your accounting for the costs incurred under the service contracts is also suggestive of contract accounting. Please revise your financial statements to recognize all revenue in accordance with SAB 104 and all costs in a manner that does not employ the guidance of SOP 81-1 or furnish a sufficient detailed analysis of why you believe your accounting is appropriate. Please also discuss how customer cancellation rights are handled with respect to revenue recognition.

          No entries are made in the Company's financial statements until the contract is signed and billable. There are three types of revenues:

          1. Time and Materials Maintenance Contracts - This amount is billed after the actual work is performed for the customer.

          2. Remanufactured Toner Sales - Amounts are recognized after shipment of the toner cartridges to the customer.

          3. Full Service Maintenance Contracts - In this contract, the Company typically has a one-year agreement to service equipment for a fixed fee based on specific equipment. A journal entry is made after the signing of the contract (no P&L impact) debiting the Contracts Receivable and crediting Deferred Revenue for the full amount of the contract. As amounts are billed to the customer pursuant the contract, Accounts Receivable is debited and Contracts Receivable is credited. Additionally, Deferred Revenue is debited and Revenue is credited for the amount billed to the customer.

          Pursuant to SAB 104 (as it relates to the Full Service
     Maintenance Contracts) revenue is recognized when it is realizable and earned. Income cannot be recognized unless all four of the criteria are met:

          1. Persuasive evidence of an arrangement exists. YES - a signed contract exists.

          2. Delivery has occurred or services have been rendered. YES - services are earned (typically over a one year period). Expenses are accrued on an ongoing basis throughout the year. It is therefore appropriate to recognize income pro-rata over the one year period.

          3. The seller's price is fixed and determinable. YES - price is fixed per the signed contract.

          4. Collectibility is reasonably assured. YES - If an account is not collectible, it is removed from contracts outstanding schedule as well as the deferred revenue schedule.

          In regard to test #2, we refer the staff to Question #2 under section (f) of SAB 104, non-refundable fees, in paragraph 3, delivery and performance. In that example the interpretive response, the staff "believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern."
     We believe that revenue is earned pro-rata or on a straight line basis throughout the term of the contract and therefore contract revenue should be earned on a straight line basis.

Comment No. 76
--------------

     Please expand your disclosure to describe each of the Company's significant revenue generating activities and policy for recognizing revenue for each activity. For example, we note your disclosure within the prospectus that the Company generates revenue from various sources, including service and maintenance contracts and selling remanufactured toner cartridges.

          We have added supplemental information in the Notes relating to Revenue Recognition, as requested.

Comment No. 77
--------------

     We noted your disclosure under Business Strategy (page 12 and 13) that you price the toner cartridges slightly higher to include service and repair on the printer. Please tell us supplementally if you have considered the guidance of EITF 00-21, and how this has affected your revenue recognition. Please quantify amounts in your supplemental response when possible.

          To date, revenues from this segment of the business have been immaterial for financial statement purposes ($6,000 in 2003 and $4,200 for the nine months ending 9/30/2004). In the future operational strategy, this will become a larger overall component of the Company's revenues and the service component will be segregated, with revenue recognized in a manner that parallels Full Service Contracts (as detailed in response to Comment 75 above).

Stock-Based Compensation, F-7
-----------------------------

Comment No. 78
--------------

     We note that you granted options in 2003 to purchase 175,000 shares of common stock. Please disclose the assumptions used for determining the fair value. Please refer to SFAS 123.

          We have added a discussion on determination of fair value in
     Note 1 under the subheading "Stock Based Compensation" on page F-9, as requested.

Earnings Per Share, F-8
-----------------------

Comment No. 79
--------------

     We note your disclosure that the Company had options to purchase shares of common stock of 7,315,264. Yet, we note in your option roll-forward that there were only options outstanding to purchase 758,933 share of common stock. Please reconcile and revise.

          The disclosure was incorrect in description. The words "options to purchase" has been removed from the EPS note. It now reads "the Company had outstanding shares of common stock of 7,315,264".

Segment, F-9
------------

Comment No. 80
--------------

     Please explain to us supplementally the basis for your conclusion that you operate in only one reportable segment. It would appear that your service and maintenance contracts business should be a separate segment from the sale of remanufactured toner cartridges business. Please provide to us your analysis under SFAS 13 1 of the reporting segments in which you operate.

          The objective of SFAS 131 is to provide information about different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements.

          For the historical financial statements provided, the Company does not believe at this point it is subject to SFAS 131 based on the Quantitative Thresholds outlined therein. Specifically, the 10% requirement for revenues, profit and loss and total assets. Toner sales represented 0%, 3.02%, and 3.71% of total company revenues for the years ended 12-31-2002, 12-31-2003 and the nine months ending 9-30-2004 respectively. Inventory levels of toner cartridges are less than 1% of total company assets.

          In the Statement of Operations, the Company has modified revenues and cost of sales to disclose the revenues and the associated margins for the toner segment. As the Company implements it toner acquisition strategy, considerations for SFAS 131 in future periods may arise.

Note 9.  Preferred Stock and Common Stock, F-l5
-----------------------------------------------

Comment No. 81
--------------

     We note your disclosure that the preferred shareholders converted 1,920,685 shares of preferred series B into common stock; however, you reported in the statement of stockholders' deficit (F-4) that 1,185,608 shares of preferred series B were converted into common stock. We also note your disclosure that the total number of shares of common stock issued pursuant to the conversion of preferred stock was 2,295,685; however, we note that you reported in the statement of stockholders 'deficit that the total number of common shares issued was 2,528,185. Please reconcile and revise.

          We have reconciled and revised the number of shares in the statement of stockholders' deficit.

Note 11.  Contingencies and Commitments, F-15
--------------------------------------------

Comment No. 82
--------------

     Your disclosure suggests that the litigation will have a material effect upon financial condition and cash flows. Revise the first sentence of this note to provide management's assessment of the outcome of litigation in terms of the financial statements taken as a whole.

          We have made the requested revision.

Interim Financial Statements
----------------------------

General
-------

Comment No. 83
--------------

     Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments.

          We have revised the interim financial statements to conform to the changes made in response to the comments discussed above.

Statements of Cash Flow, F-19
-----------------------------

Comment No. 84
--------------

     Disclose the cash overdraft as a financing activity. We note that it is included in accounts payable.

          The footnote in the September 30, 2003 financial statements is not correct. There was not an overdraft position. Per discussion with our auditors, the footnote has been removed.

Notes to Financial Statements
-----------------------------

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------

Basis of Presentation, F-20
---------------------------

Comment No. 85
--------------

     Unaudited Financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Refer to Instruction 2 to Item 3 10(b) of Regulation S-B. Please revise.

          We have complied with this request and added the following representation:

          The accompanying unaudited condensed financial statements have been prepared by American TonerServ Corp. (the "Company") and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the interim periods presented. Such adjustments are of a normal recurring nature. The results of operations for the interim periods presented are not necessarily indicative of the results for any future interim period or for the entire fiscal year. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The unaudited condensed financial statements and notes included herein should be read in conjunction with the December 31, 2003, audited financial statements and notes.

          This notation is shown under Footnote (1) before "Organization and Business Activity."

Note 6. Convertible Notes Payable, Related Parties, F-23
--------------------------------------------------------

Comment No. 86
--------------

     Please disclose the exercise price and the methodology and assumptions used in determining the fair value of the warrants granted in connection with the convertible notes.

          We have updated the footnote disclosure to include the fact that the fair value method model was used for valuing warrants. Specifically the Black Sholes option pricing method was used to value the warrants. A $.25 per share value was attached to the warrants, no volatility and a risk free interest rate of 3%.
     Based on these factors the contingent beneficial conversion feature was valued at $6,300.

Comment No. 87
--------------

     We note your disclosure "Disclose the assumptions used, here or in note 7." Please revise to clarify what you mean by this disclosure or delete.

          This disclosure is not pertinent and was deleted.

Other Regulatory
----------------

Comment No. 88
--------------

     Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

     An updated consent of our independent accountants has been filed as
Exhibit 23.2.

                                   Part II

Item 26. Recent Sales of Unregistered Securities
------------------------------------------------

Comment No. 89
--------------

     Please disclose all of the facts supporting the availability of Rule 506 and/or Section 4(2) of the Securities Act in each of the private placement offerings. In this regard, please address the information requirements and the manner of offering requirements of Rule 506, which prohibit general solicitation or general advertising.

          Additional information concerning the facts supporting the availability of Rule 506 and Section 4(2) to the offerings have been added.

Comment No. 90
--------------

     Please disclose the business purpose of the loans to the company in February 2003, from Daniel J. Brinker, Dr. Daniel F. O'Keeffe and Lynn Brinker.

          The requested disclosure has been added.

Comment No. 91
--------------

     Please specify the exemption relied upon for the issuance of common stock to Hanover Capital in August 2003. Please disclose the facts supporting the availability of the exemption.

          A discussion of the exemption relied upon for the sale of securities to Hanover Capital has been added.

Comment No. 92
--------------

     Please specify the exemption relied upon for the issuance and exchange of the notes in July 2004. Please disclose the facts supporting the availability of the exemption.

          The requested disclosures have been added.

Comment No. 93
--------------

     Please disclose the total number of units issued during the period from July to October 2004.

          The requested disclosure has been added.

Comment No. 94
--------------

     We note references throughout the prospectus of your intention to engage in a PIPE offering in the future. Supplementally advise how you propose to effect a valid section 4(2) private placement given that section's prohibition on general solicitation and general advertising. Please be advised that the staff deems the filing of this registration statement to commence a public offering of your securities, which may raise general solicitation concerns with respect to a private placement. In addition, please advise when you intend to offer shares privately in anticipation of your PIPE offering. In this regard, please confirm your awareness of the 5 integration factors set forth in the Note to Rule 502 and provide the staff a written legal analysis explaining how these factors will impact your proposed section 4(2) private placement given the continuing nature of this registration statement. Finally, please confirm your intention not to use this prospectus in any future private placements.

          We are aware of the staff's position that the filing of a registration statement is deemed to commence a public offering. However, we believe that this position only applies to primary offerings of a registrant. The current registration statement is to register the resale of shares by a selling shareholder. We are aware of the practice of many public companies of filing registration statements relating to the resale of shares by selling shareholders while at the same time engaging in private offerings of their securities. If the staff's position were to be applied to all companies that file selling shareholder registration statements, those companies would be unable to engage in private offerings so long as those registration statements are effective.

          We have revised the references to a PIPE offering to make it clear that such an offering is only one possible means by which the Company may raise working capital, and that the PIPE offering may never occur. If a PIPE offering is undertaken, it would only be after the Company's common stock is traded in the over-the-counter market for some period of time, at least 30 days. We believe that the references to a possible private offering in the prospectus would not constitute a "general solicitation and general advertising" for that offering since the timing is very uncertain and no terms of such an offering are disclosed. We believe that the disclosures about a private offering are consistent with the requirements of Rule 135c relating to notices of proposed private offerings. Finally, at the time of a PIPE offering, the offering would have to be made within the context of applicable private offering requirements, not using any general solicitation or advertising. Such sales could only be made to persons who have a pre-existing substantial relationship with the Company or the placement agent.

          We are aware of the five integration factors set forth in Rule 502, but we do not believe that the registered offering by a selling shareholder would be considered to be integrated with a private sale of securities in a primary offering by the Company. None of the five factors listed would appear to apply in this case since the registered offering would not made by the Company.

          The Company has no intention of using the prospectus in any future private placements.

Comment No. 95
--------------

     It is noted that the Company has agreed to pay Spence Edwards, Inc. a registered broker-dealer, a commission equal to 10%of the amount raised in the private offering. Please file such agreement as an exhibit.

          The letter of intent with Spencer Edwards is being filed as
     Exhibit 10.10.

Item 27. Exhibits
-----------------

Comment No. 96
--------------

     Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

          The legal opinion in Exhibit 5 has been revised to include the requested additions.

Comment No. 97
--------------

     Exhibit 10.3 is not signed. Please file a validly executed agreement or advise.

          Exhibit 10.3 is being refiled to show the signatures.

Comment No. 98
--------------

     Please file the Subscription Agreement and Investment Letter pursuant to which the notes and warrants were issued.

          The form of the Subscription Agreement is being filed as Exhibit
     10.9.

Comment No. 99
--------------

     Reference is made to exhibit 10.8. Supplementally advise who "BRAM" is and disclose in the prospectus as necessary.

          Please be advised that Bram Enterprises is a general partnership of which William A. Robathom and Lynn J. Brinker are partners. An appropriate disclosure concerning its ownership has been added under "Certain Transactions."

Item 28. Undertakings
---------------------

Comment No. 100
---------------

     Please provide the complete undertaking required by Item 512(a)(l)(ii) of Regulation SB.

          Although the language that was not included in the initial filing does not apply to this particular registration statement, the missing language has now been added.

Signatures
----------

Comment No. 101
---------------

     Please include the signature of the principal accounting officer.

          The signature page has been revised to identify the principal accounting officer.

                              Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

      * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      * the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Any questions regarding the financial statements may be directed to Vernon Moore at (202) 824-5399. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

     Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

                                  Very truly yours,

                                  KRYS BOYLE, P.C.


                                  By: /s/ James P. Beck